Filed Pursuant to Rule 433

Registration No. 333-135041

August 18, 2006

AmerInst Insurance Group, Ltd.

Summer/Fall 2006

AMERINST ADVISOR

Dear Shareholder:

Welcome to the third issue of the AmerInst Advisor. We have had a busy and productive Spring and Summer, so please read on to find articles and information about some of our latest activities and initiatives, including our current rights offering. In this issue, you will find:

•	Profiles of the winning State Societies of the AmerInst Community Relations Program

•	Tips by Joseph Wolfe of CNA on how CPAs can avoid common malpractice claim traps

•	Profiles of three AmerInst Directors

•	Detailed information about the rights offering

We appreciate your continued support. As always, we welcome any of your questions or comments on AmerInst’s activities, so please don’t hesitate to contact us at amerinst@vim.usarisk.com.

Yours sincerely,

Ronald S. Katch, CPA Chairman

AMERINST GIVES BACK

We are pleased to announce that the Michigan and New Hampshire State CPA Societies are the inaugural winners, out of 20 states that applied, of two $5,000 grants from the AmerInst Community Relations Program. The AmerInst Board created this program in 2005 to recognize and support CPAs and organizations that give back to our profession and communities. The judges – John Schiffman, CPA, and former AICPA chairs, Marvin Strait, CPA, and Kathy Eddy, CPA – were impressed with the quality of each application and applaud the efforts of the many state societies that have committed resources to improve their communities. Read on to learn more about the winning entries.

The Michigan Association of CPAs Creates Financial Resource for Terminally III Patients

“What can I do to help terminally ill patients get their financial and legal affairs in order?” This was a question posed by social workers and grief support staff at the Hospice of Michigan (HOM), which often saw patients once they were in the final stages of their lives. When the Michigan Association of CPAs (MACPA) heard of the Hospice’s plight, it resolved to develop a user-friendly resource that would give guidance to terminally ill patients and their families so they could make financial decisions at this critical time. Prior to the development of this resource, HOM staff relied on their own knowledge and sources to answer patients’ financial questions – which was not always consistent across all service providers.

“This was really a labor of love for our volunteer members and the MACPA and HOM staff,” said Peggy Dzierzawski, President and CEO of the Michigan Association of CPAs. “I remember the emails flying at 2:00 or 3:00 in the morning, as members worked on the guide in the middle of tax season.”

After nine months of intensive work, the 54-page booklet entitled “Financial Affairs at the End of Life: A Resource Guide for Social Workers and Grief Support Services Managers” was unveiled in August 2005. Task Force volunteers conducted training sessions for social workers one month later. Divided into four main sections – “Gathering & Organizing,” “Planning,” “Meeting Financial Needs,” and “Survivor’s Issues” – the booklet allows HOM staff to find information easily to address patient’s specific financial and legal questions.

(Continued on page 2)

COMMON MALPRACTICE CLAIM TIPS

In the first of a series of articles, Joseph Wolfe at CNA shares tips for CPAs to avoid common malpractice claim traps. Look for more tips in successive issues of the AmerInst Advisor.

Compilation and Review Engagements

TRAP:

While large-scale financial statement frauds and thefts at publicly-traded companies receive heavy press coverage, most thefts actually occur in closely-held businesses, not-for-profit organizations and employee benefit plans whose assets are managed “in house.” These entities often have weak or non-existent internal controls. The thefts are typically committed by management, internal bookkeepers, or sales managers who have access to cash and/or bank deposits, and usually occur in small, but incrementally growing amounts over long periods of time. While a $500 per month theft may not be material to the financial statements of an entity in a given year, the client will frequently hold the CPA accountable for not discovering a $50,000 theft that occurs over several years.

TIPS:

•	Obtain signed engagement letters that clearly spell out scope limitations, using the examples included in the appendices to SSARS, when applicable.

•	Always advise your client, both orally and in writing, of any problems that you detect in performing a compilation or review that potentially could be an indicator of either fraud or of a weakness in internal controls. This should be accompanied by your specific written recommendations to the client regarding their existing internal controls or recommendations for additional services to assist the client in investigating the problem prior to taking further action. (Also, see AR100.05, AR100.09, AR100.25 and AR100.31,

(Continued on page 2)

CLAIM TIPS

(continued from page 1)

AICPA Professional Standards, regarding duties in the event of discovering material errors, fraud, illegal acts, or incorrect, incomplete, or otherwise unsatisfactory information.)

•	Never make an unsubstantiated allegation against a client’s employee; rather, point out the specific problem that made you suspicious, such as a continuing deposits in transit problem, a pattern of delinquent vendor payments, or a dramatic change in an employee’s lifestyle that appears to be out of line with their income. Bear in mind that juries form their own opinions regarding an accountant’s duty to detect a theft. Using the disclosure language contained in SSARS is helpful, but it does not provide the CPA with absolute legal protection against claims for failing to detect irregularities that are not material to the financial statements.

By Joseph Wolfe, Assistant Vice President, Risk Control, CNA, Accountants Professional Liability, CNA Center, Chicago, IL 60685.

The purpose of this article is to provide general information, rather than advice or opinion. It is accurate to the best of the author’s knowledge as of the date of the article. Accordingly, this article should not be viewed as a substitute for the guidance and recommendations of a retained professional.

Nothing contained herein should be construed as acknowledgement by Continental Casualty Company that a given situation would be covered under a particular insurance policy. To determine whether a specific situation may be covered, please refer to your policy. Only the insurance policy can give actual terms, coverage, amounts, conditions and exclusions.

Continental Casualty Company, one of the CNA insurance companies, is the underwriter of the AICPA Professional Liability Insurance Program.

CNA is a service mark registered with the U.S. Patent and Trademark Office.

Copyright © 2005, Continental Casualty Company.

All rights reserved.

AMERINST GIVES BACK

(continued from page 1)

The MACPA has earmarked the $5,000 AmerInst grant for activities to support the growth of the program through hospices state-wide.

“With this guide, HOM helps more than 900 patients and their families per day address end-of-life financial issues,” said Ms. Dzierzawski. Based in southeast Michigan, HOM is the largest hospice in the state, and the second largest non-profit hospice in the country.

Being the first of its kind, the program has also received attention at the national level. “Working in partnership with the AICPA’s 360 Degrees of Financial Literacy program, we are hoping to share this guide with all of the State Societies so they can start their own program with hospices in their communities,” added Ms. Dzierzawski.

The New Hampshire Society of Certified Public Accountants Develops Tax Assistance Program for Military Personnel and their Families

Watching the military convoy move out of its barracks on the way to Iraq from her office window was a defining moment for Marlene Gazda at the New Hampshire Society of Certified Public Accountants (NHSCPA).

“The exodus of National Guard troops to Iraq from such a small state like New Hampshire had a profound effect on the community,” Ms. Gazda recalled. “We wanted to do our part to support them, so we developed a program that would support their families.”

The aim of the NHSCPA Military Tax Assistance program, launched in the 2003 tax-filing year, is to assist the families of military personnel deployed to the Middle East or a hazardous duty area. The program is organized to “match” military families with CPA volunteers, who could help and support them the best way they know – through tax and financial planning and Federal and State tax return preparation assistance. And New Hampshire CPAs rose to the occasion. In the last three years, more than 350 families were helped by more than 50 CPA firms that volunteered their services for a combined donation of approximately $100,000 in billable time.

In addition, Ms. Gazda credits much of the program’s success to the State Family Program of the NH National Guard, which spread the word to families through letters, notices, news releases and community meetings.

“We were thrilled to be recognized by AmerInst for our community outreach activities,” said Ms. Gazda. “Receiving this award is a tribute to our members who will without a doubt continue to assist military families in this program for as long as they are needed. This program is offered to all branches of the military in addition to the NH National Guard. We anticipate with greater awareness of the program that we will be able to reach out to more military families who have given so generously to protect all of us in the USA.” Ms. Gazda further noted that the award will be used by the NHSCPA to continue its work in community development programs.

DID YOU KNOW?

At the most recent AmerInst Annual General Meeting, shareholders approved the Board’s recommendation to increase the Company’s authorized shares. As of July 20, all shareholders who were owners as of April 2 have received their two-for-one stock dividend. AmerInst has registered a rights offering with the Securities and Exchange Commission. This gives all shareholders the opportunity to increase their investment in AmerInst.

•	Each shareholder of outstanding common shares now has the opportunity to exercise these non-transferable rights to purchase one additional common share for each share currently owned.

•	The final per share exercise price is $23.33.

•	Shareholders are entitled to exercise their rights in whole or in part.

•	You should have received a letter and prospectus, which explains the rights offering in detail. If you wish to increase your investment in AmerInst, please fill out the pink rights certificate and return to USA Risk Group of Vermont, Inc., with full payment by September 1, 2006.

If you have any questions concerning the rights offering, please contact Rebecca Aitchison of USA Risk Group of Vermont, Inc. at 1-800-872-7475, ext. 329.

AmerInst has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents AmerInst has filed with the SEC for more complete information about AmerInst and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, AmerInst will arrange to send you the prospectus if you request it by calling toll free 1-800-422-8141.

DIRECTOR PROFILES

As you learn about AmerInst’s latest projects, you may also want to learn more about the Board members that see them through to fruition. To that end, this issue of AmerInst Advisor features profiles of AmerInst Board members Stuart Grayston, Ronald Katch and Jerome Harris.

There was a time when Stuart Grayston conducted oceanographic research in Bermuda for the US Navy and Columbia University. Born in New York City and raised in Bermuda, Stuart’s professional career started on the water, jumped to banking and then moved to insurance, where he has spent more than 35 years amassing experience in reinsurance, captive management and brokerage operations in Bermuda and other domiciles worldwide.

“Without a post-graduate degree in the sciences, oceanography had a limited future, so the transition was easy when the opportunity presented itself for a career in first, banking and then insurance,” Grayston said. “As the insurance industry grew during the 1970s in Bermuda, I knew I had made a great choice for a long-term career in this business.”

Stuart started his insurance career with AIG in Bermuda in 1967. Ten years later, he established his own company, The Grayston Corporation, Ltd., a captive insurance management and brokerage firm in Bermuda. The firm started with two employees – Stuart and his wife – and no clients. But by 1985, Stuart had grown the firm to 12 employees with 35 captive clients and a full range of management and brokerage services.

“Starting my own company has probably been the most gratifying part of my career,” he said. Stuart merged the Grayston Corporation with Hanna Insurance Management in Bermuda in 1985 to form one of the largest captive management operations in the world at the time.

Ronald Katch didn’t always want to become an accountant.

“I didn’t even know how to spell it, let alone know what it was about,” Ron jokes.

But a clear aptitude for mathematics steered him toward a career in accounting when he attended the University of Illinois. Once he graduated, the life-long Illinois resident worked at a few local CPA firms before buying a small practice in 1959. Soon, he hired a colleague through a referral from a fraternity brother.

“I thought, if this works out, I will form a partnership with him,” Ron said.

It did work out, and the rest (as they say) is history. In 1971, Ron and his partner, Neal Tyson, formed Katch, Tyson & Company, now a 17-person firm located in Northfield, Illinois, a Chicago suburb. Ron currently serves as managing partner.

Throughout his career, Ron has served on a number of committees at the Illinois CPA Society and American Institute of CPAs (AICPA), which is how he became involved in AmerInst.

In 1984, he was asked to serve on the AICPA Professional Liability Insurance Plan Committee. At the time, liability coverage premiums were going to increase 50%; eventually, premiums skyrocketed 10 times in three years. The inability of insurance companies to get reinsurance coverage nearly caused the collapse of the AICPA’s Professional Liability Insurance Plan.

“Our committee was extremely active in trying to handle that situation,” Ron said. “We thought, ‘as a committee, we can’t let this happen again.’ That’s how AmerInst was founded.”

For Jerry Harris, his passion for solving puzzles, thinking outside the box and his desire to help people led him to the accounting profession. “Once I understood accounting, it really lent itself to all the things I wanted to do,” Jerry said.

Jerry began his career at Checkers, Simon & Rosner LLP, CPAs, where he gained “a lot of great experience at a young age,” before leaving for opportunities at other firms. In 1969, Jerry returned to Checkers, Simon & Rosner and became the firm’s managing partner in 1975.

Under his leadership, the firm grew from $2 million to $25 million and was sold to American Express Tax & Business Services in 1997, where he was named senior managing director for the Chicago metro region. After retiring from American Express in 2003, he became a founding partner in The Pivotal Factor, LLC, a consulting firm that specializes in business profitability improvement for mid-sized businesses.

Jerry’s involvement in AmerInst started in part because of the near-collapse of the AICPA Professional Liability Program.

“In 1984, our firm had $25 million in liability coverage and paid $25,000 for it annually,” Jerry said. “In 1985, coverage dropped to $10 million and premiums tripled to $84,000. By 1986, that dropped to $1 million on premiums of $250,000. At the time, Checkers, Simon & Rosner had never had a claim on its insurance policies. So in the wake of those incredible premiums, I didn’t renew my policy.”

Jerry was asked to join the AmerInst Board because of his experience in forming the Accountants Liability Assurance Corporation (ALAC). He joined in 1995.

“I want to make sure AmerInst leaves a legacy for the rest of the profession and the next generation of CPA firms.”

How to Contact AmerInst

Website: www.amerinst.bm

Email: AmerInst@vim.usarisk.com

For general inquiries:

Stuart Grayston

USA Risk Group (Bermuda) Ltd.

Windsor Place, 18 Queen Street,

P.O. Box HM 1601

Hamilton HM GX Bermuda

Phone: (441) 296-3973

Fax: (441) 296-1023

For shareholder inquiries:

Jennifer Hawkins

AmerInst Insurance Group, Ltd.

Shareholder Relations’ Division

c/o USA Risk Group of Vermont, Inc.

P.O. Box 1330

Montpelier, VT 05601-1330

Phone: (800) 422-8141 ext. 310

Fax: (802) 229-6280

HATS OFF TO YOU!

We want to get to know our shareholders! Enter our contest to win your own AmerInst golf hat!

Email us at AmerInst@vim.usarisk.com with the answers to the following questions:

1.	When did you become a shareholder?

2.	Why did you become a shareholder?

3.	On a scale of 1 to 10 (with 1 – strongly agree, 10 – strongly disagree), do you think AmerInst:

•	Is well managed?

•	Serves a good purpose?

•	Has been a good investment?

4.	Would you recommend AmerInst as an investment to other CPAs? If not, why not?

Be sure to put “Newsletter Competition” in the subject heading of your email. And, if you wish, please feel free to give us feedback on this newsletter.

If you are among the first 50 people* to respond to these questions via email, we will send you an AmerInst golf hat.

Winners will be announced in the next issue of the AmerInst Advisor.

Good luck!

*	This competition is open only to shareholders who haven’t already won an AmerInst golf hat.

AmerInst Insurance Group, Ltd. Windsor Place, 18 Queen Street, P.O. Box HM 1601 Hamilton HM GX Bermuda	First-Class Mail U.S. Postage PAID Chicago, IL Permit No. 941